Exhibit 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

 (Dollars in millions)

	Three months ended March 31,
	2013	2012

Earnings from continuing operations before income taxes	$117	$170
Less: Equity earnings	(17)	(13)
Add: Total fixed charges deducted from earnings	72	65
Dividends received from equity investees	15	6

Earnings available for payment of fixed charges	$187	$228

Fixed charges

Interest expense	$71	$64
Portion of operating lease rental deemed to be interest	1	1

Total fixed charges deducted from earnings and fixed charges	$72	$65

Ratio of earnings to fixed charges	2.6	3.5